

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Investments and Representations Inc.
Moreno 877 22nd Floor
Buenos Aires, Argentina

Re: **IRSA Investments and Representations Inc.
        Form 20-F
        Filed October 31, 2012
        File No. 001-13542**

Dear Mr. Gaivironsky:

        We have reviewed your response letter dated July 22, 2013 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 6-K/A filed December 19, 2012

Exhibit 1 – Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1 Summary of significant accounting policies

1.26 Revenue Recognition, page 107

Development property activities, page 110

1.   We note your response to prior comment 1 in our letter dated June 17, 2013. We continue to question whether you have transferred the significant risks and rewards of ownership to the buyer at the time of the transfer of land as required by paragraph 14 of IAS 18 for recognition of revenue. Please provide an expanded discussion of your conclusion which separately analyzes the terms of each barter contract outstanding during

the past three years. Your response should address, but not be limited to, the date these contracts were entered into, the current status of the land development, the agreed-upon time frame for performance and a comparison of the historical performance of the developers to the agreed upon terms and timelines, quantification of any penalties that the developers have incurred due to delays in construction and your contractual rights in the event that the developers do not perform.

2.   It continues to be unclear whether or not you have retained either managerial continuing involvement or effective control over the property subject to the barter transactions, given that the contractual terms of your arrangement with the developer appear to limit its ability to act as owner of the property. Please also clarify the guidelines in the barter contracts for what the developers can do with the land (e.g., as it relates to the nature of the units to be built, the size of the units, the ability of the developer to not develop the property, the ability of the buyer to sell the land, etc.).

3.   We note your response to prior comment 5 in our letter dated April 19, 2013. You state that you believe the in-kind receivable does not meet the definition of an intangible asset due to its significant physical substance. It continues to appear that the in-kind receivable provides you with a right to an un-built property that as of the end of each of your financial statement periods does not have physical substance. It appears that you will only obtain something of physical substance at the point in time that completed and built units are transferred to you under the terms of the barter arrangement. Please expand your response to address the nature of the asset that exists as of the end of each of your financial statement periods.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at 202-551-3673 or Mike McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant